UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Jiang Yongzhi
	Name:	Jiang Yongzhi
	Title:	Joint Company Secretary
Dated: April 30, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated April 30, 2010, entitled “CNOOC Ltd. Raises its Stake in Block 15/34”.

EXHIBIT 99.1

For Immediate Release

CNOOC Ltd. Raises its Stake in Block 15/34

(Hong Kong, April 30, 2010) CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 00883) announced today that the Company has agreed to acquire 24.5% participation interests in Block 15/34 from Devon Energy Corporation (“Devon”) for a consideration of US$515 million.

Block 15/34 is located in the Pearl River Mouth Basin of South China Sea. It is approximately 200 kilometers south of Hong Kong, with a water depth of 100 meters. Panyu 4-2/5-1 is the major producing oil field in Block 15/34 and started production in 2003. Currently gross production from the block is 49,000 barrels of oil per day.

Completion of the transaction is subject to necessary government and regulatory approvals of People’s Republic of China.

"This is a mutually beneficial deal for CNOOC Ltd. and Devon. I believe the transaction will help further strengthen our solid position in offshore China and create more value for our shareholders”, commented Mr. Yang Hua, President of CNOOC Ltd.

CNOOC Ltd., the Operator, will increase its stake to 75.5% in Block 15/34 after Devon’s transfer. The other partner ConocoPhillips holds the remaining 24.5% interests.

- End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.

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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com